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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             THE CHERRY CORPORATION

                           (Name of Subject Company)

                             THE CHERRY CORPORATION

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   164541401

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                PETER B. CHERRY
                                   PRESIDENT
                             THE CHERRY CORPORATION
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (847) 662-9200

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                   COPIES TO:

          THOMAS A. COLE                        HELEN R. FRIEDLI, P.C.
         SIDLEY & AUSTIN                       MCDERMOTT, WILL & EMERY
          BANK ONE PLAZA                        227 WEST MONROE STREET
     10 SOUTH DEARBORN STREET                  CHICAGO, ILLINOIS 60606
     CHICAGO, ILLINOIS 60603                        (312) 853-7100
          (312) 372-2000

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/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    NAME AND ADDRESS. The name of the subject company is The Cherry Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3600 Sunset Avenue, Waukegan, Illinois 60087, and its telephone number is (847) 662-9200.

    SECURITIES. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $1.00 per share (the "Shares"), of the Company. As of May 5, 2000, there were 10,168,066 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Statement, is set forth in Item 1 above.

    TENDER OFFER. This Statement relates to the tender offer by CABO Acquisition Corp., a Delaware corporation ("Purchaser"), as set forth in the Tender Offer Statement on Schedule TO, dated June 15, 2000 (the "Schedule TO"), to purchase any and all of the issued and outstanding Shares of the Company, not owned by the Cherry Family Members (as defined below), at a price of $26.40 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), copies of which are contained as Exhibits
(a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. Purchaser was formed by Peter B. Cherry and certain affiliates of Peter B. Cherry (the "Cherry Family Members"). The Cherry Family Members currently beneficially own approximately 53% of the issued and outstanding Shares of the Company and have agreed not to tender any shares that they hold in the Offer.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 5, 2000 (the "Merger Agreement"), between Purchaser and the Company. Pursuant to the Merger Agreement, as promptly as practicable following the consummation of the Offer and upon satisfaction of the other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. The affirmative vote of two thirds of the outstanding Shares entitled to vote is required to approve the Merger. The Cherry Family Members hold an aggregate of approximately 53% of the Company's outstanding Shares. Accordingly, since the Cherry Family Members have agreed to contribute their Shares to Purchaser, which represent 53% of the outstanding Shares, if an additional 14% of the Shares are tendered and purchased pursuant to the Offer, then the favorable vote to approve the Merger will be assured. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

    The Schedule TO states that the address of the principal executive offices of Purchaser is 3600 Sunset Avenue, Waukegan, Illinois 60087, and its telephone number is (847) 662-9200.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer and the Merger; Contacts with the Company," "-- Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger," "--Interests of Certain Persons in the Offer and the Merger," and "--Beneficial Ownership of Shares" sections of the Offer to Purchase is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION. The Board of Directors of the Company (the "Board") by unanimous vote of all directors present at a meeting held on June 4, 2000, based on, among other things, the recommendation of

                                       2
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a special committee of the Board comprised of independent directors (the
"Special Committee"), (i) determined that the Merger is advisable and that the terms of the Offer and the Merger, the Merger Agreement and the consummation of the transaction contemplated thereby are fair to, and in the best interests of, the Company and its stockholders (other than Purchaser and the Cherry Family Members), (ii) approved the Offer and the Merger and approved the Merger Agreement, and (iii) recommended that the stockholders of the Company accept the Offer and, if required by law, approve the Merger and approve and adopt the Merger Agreement.

    ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A letter to the Company's stockholders, a letter to brokers, dealers, commercial banks, trust companies and other nominees, and a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Board's recommendation are filed herewith as Exhibits
(a)(5), (a)(6) and (a)(7), respectively, and are incorporated herein by reference. A press release announcing the Offer and the Merger is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

    REASONS. The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger; Contacts with the Company," "--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger," and "-- Opinion of Financial Advisor to the Special Committee" sections of the Offer to Purchase is incorporated herein by reference. A copy of the opinion, dated June 4, 2000, to the Special Committee rendered by Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), the Special Committee's financial advisor, is attached hereto as Annex A and is incorporated herein by reference.

    INTENT TO TENDER. To the best knowledge of the Company, after making reasonable inquiry, each of the Company's directors, affiliates and subsidiaries (other than Purchaser and the Cherry Family Members and their affiliates) currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by them. The Company's executive officers and senior managers may elect not to tender pursuant to the Offer if Purchaser will allow these executive officers and senior managers to retain an equity interest in the corporation surviving the Merger (the "Surviving Corporation"). Purchaser has yet to make this determination. In addition, the executive officers and senior managers may elect to convert their options to purchase Shares into stock appreciation rights of the Surviving Corporation, if available. If the Company's executive officers and senior managers are not permitted to retain an equity interest in the Surviving Corporation, or if such stock appreciation rights are not available, then the executive officers and senior managers may elect to tender their Shares pursuant to the Offer, and any Shares not tendered and any options to purchase Shares that are outstanding after completion of the Offer will be exchanged pursuant to the Merger.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Wasserstein Perella has been retained as the exclusive financial advisor to the Special Committee in connection with the Offer and the Merger. Pursuant to the terms of Wasserstein Perella's engagement, the Company has agreed to pay Wasserstein Perella for its services in connection with the Offer and the Merger an aggregate financial advisory fee of $1,313,750. The Company has also agreed to reimburse Wasserstein Perella for out-of-pocket expenses, including the fees and disbursements of its legal counsel, and to indemnify Wasserstein Perella and related parties against liabilities, including liabilities under the federal securities laws, arising out of Wasserstein Perella's engagement. In the ordinary course of business, Wasserstein Perella and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Banc of America Securities LLC ("Banc of America Securities") has been retained as the exclusive financial advisor to Purchaser in connection with the Offer and the Merger. Pursuant to the terms of Banc

                                       3
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of America Securities' engagement, Peter B. Cherry has agreed to pay Banc of
America Securities for its services in connection with the Offer and the Merger an aggregate financial advisory fee of $2 million. The Company has also agreed to reimburse Banc of America Securities for out-of-pocket expenses, including the fees and disbursements of its legal counsel, and to indemnify Banc of America Securities and related parties against liabilities, including liabilities under the federal securities laws, arising out of Banc of America Securities' engagement. In the ordinary course of business, Banc of America Securities and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on the Company's behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    Except as set forth in the Offer to Purchase, no transactions in the Shares during the past 60 days have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    It is currently contemplated that certain affiliates of the Cherry Family Members may sell up to 90,136 Shares in the open market during the Offer period at or below the Offer Price. If these Shares are sold, Peter B. Cherry will be entitled to one-third of the income from the proceeds of the sale of 45,000 Shares, and Virginia Cherry, Peter B. Cherry's mother, will be entitled to receive the proceeds of the sale of 766 Shares. These Shares were not included when calculating the Cherry Family Members' ownership of approximately 53% of the outstanding Shares.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement with respect to the Offer and the Merger, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer or other acquisition of the Company's Shares by the Company, any of its subsidiaries or any other person,
(ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in the "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Plans for the Company" section of the Offer to Purchase is incorporated herein by reference.

    With respect to the Merger Agreement, the information set forth in the "SPECIAL FACTORS--The Merger Agreement and the Stockholder Agreement" and "THE TENDER OFFER--Terms of the Offer," "--Acceptance for Payment and Payment for Shares," "--Source and Amount of Funds," and "-- Conditions of the Offer" sections of the Offer to Purchase is incorporated herein by reference. Except as set forth in this Statement with respect to the Offer and the Merger, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

    The information contained in the Offer to Purchase filed as Exhibit
(a)(1) hereto is incorporated herein by reference.

                                       4
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ITEM 9. EXHIBITS.

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
(a)(1)                  Offer to Purchase dated June 15, 2000.*+

(a)(2)                  Letter of Transmittal.*+

(a)(3)                  Notice of Guaranteed Delivery.*+

(a)(4)                  Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.*+

(a)(5)                  Letter to stockholders from Robert B. McDermott, Chairman of the Special Committee.*+

(a)(6)                  Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.*+

(a)(7)                  Letter from Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees to Clients.*+

(a)(8)                  Press Release dated June 15, 2000.*

(a)(9)                  Opinion of Wasserstein Perella & Co., Inc. dated June 4,
                        2000 (attached hereto as Annex A).+

(a)(10)                 Presentation to the Special Committee by Wasserstein
                        Perrella & Co., Inc. dated June 1, 2000.*

(e)(1) Agreement and Plan of Merger, dated as of June 5, 2000, between the Purchaser and the Company.*+

(e)(2)                  Stockholder Agreement, dated as of June 5, 2000, between the
                        Company and the Cherry Family Members.*+

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*   Incorporated by reference to Schedule TO filed by Purchaser on June 15,
    2000.

+   Included in copies mailed to the Company's stockholders.

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                                                                         ANNEX A

                                          June 4, 2000

Special Committee of the Board of Directors
The Cherry Corporation
3600 Sunset Avenue
Waukegan, IL 60087
Members of the Special Committee of the Board:

    You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders (other than Mr. Peter Cherry and his affiliates and family trusts (Mr. Cherry and such affiliates and family trusts are collectively referred to herein as the "Cherry Group")) of shares of common stock, par value $1.00 per share (the "Shares"), of The Cherry Corporation, a Delaware corporation (the "Company"), of the consideration to be received by such holders in the Transactions (as defined below) pursuant to the Agreement and Plan of Merger, dated as of June 5, 2000, by and between the Company and CABO Acquisition Corp. ("Purchaser") (the "Merger Agreement"). The Merger Agreement provides for, among other things, a cash tender offer (the "Tender Offer") by Purchaser to acquire all of the outstanding Shares, other than Shares held by members of the Cherry Group, at a price of $26.40 per Share, net to the seller in cash (the "Cash Price"), and for a subsequent merger of Purchaser with and into the Company pursuant to which each outstanding Share (other than as provided in the Merger Agreement) will be converted into the right to receive the Cash Price (the "Merger" and, together with the Tender Offer, the "Transactions"). The terms and conditions of the Transactions are set forth in more detail in the Merger Agreement.

    In connection with rendering our opinion, we have reviewed the financial terms and provisions of a draft of the Merger Agreement and, for purposes hereof, we have assumed that the financial terms and provisions of the final form of the Merger Agreement will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, projections and analyses prepared by or on behalf of the Company and provided to us for purposes of our analysis. We have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and prospects.

    We have performed various discounted cash flow analyses and such other financial analyses as we considered appropriate for purposes of this opinion. We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in certain industries we deem relevant. We have also performed such other financial studies and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

    In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We also have assumed and relied upon the reasonableness of the financial projections, forecasts, analyses and other information provided to us, and we have assumed that such projections, forecasts and analyses and other information were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. The Company has advised us that it historically has failed to achieve its projected operating results, and that there is a reasonable likelihood that future operating results could be materially less than those presently projected by the Company. We express no opinion with respect to such projections, forecasts and analyses

Special Committee of the Board of Directors
Page 2
June 4, 2000

or the assumptions on which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof. We have assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without material waiver or modification by any party thereto.

    The Cherry Group owns a majority of the outstanding Shares, and Purchaser and representatives of the Cherry Group have represented and warranted, and we have assumed for purposes hereof, that Purchaser and the Cherry Group have no interest in selling any equity securities of the Company. Accordingly, in the context of our engagement, we were not authorized to and have not solicited third party indications of interest in acquiring all or any part of the Company or its assets, or investigated any alternative transactions which may be available to the Company. We are aware that an unsolicited proposal to acquire the Company for $26.00 per Share was received by you following announcement of the Cherry Group's interest in acquiring the Company, but was subsequently withdrawn, and, after the public disclosure of such unsolicited proposal, several other inquiries regarding a potential acquisition of the Company were received. We express no opinion with respect to the values which may have been obtained for the Company in a sale to a third party following an auction process.

    We are acting as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") in connection with the proposed Transactions and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the completion of the proposed Transactions and the amount of consideration received by holders of the Shares (other than the Cherry Group) in the Transactions.

    In the ordinary course of our business, we may actively trade the securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Our opinion addresses only the fairness from a financial point of view to the holders of the Shares (other than the members of the Cherry Group) of the consideration to be received by such stockholders pursuant to the Transactions, and we do not express any views on any other terms of the Transactions.
Specifically, our opinion does not address the Special Committee's underlying business decision to recommend the Transactions. In addition, our opinion does not address the solvency of the Company following the Transactions or at any time.

    It is understood that this letter is for the benefit and use of the Special
Committee in its consideration of the Transactions, and except for inclusion in its entirety in any proxy statement or information statement required to be circulated to stockholders of the Company relating to the Merger or tender offer recommendation statement on Schedule 14D-9 from the Company to holders of Shares relating to the Transactions, may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This opinion does not constitute a recommendation to any stockholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any stockholder as such.

    Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Price to be received by the holders of Shares (other than members of the Cherry Group) in the Transactions is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          WASSERSTEIN PERELLA & CO., INC.
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                                   SIGNATURE

    AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I
CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND
CORRECT.

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
                                               THE CHERRY CORPORATION

                                                      /s/ Robert B. McDermott
                                               By:
                                                      ----------------------------------------------
                                               Name:         Robert B. McDermott
                                               Title:        Chairman, Special Committee of
                                                             the Board of Directors